UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 01, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 01 June 2020 entitled ‘PUBLICATION OF THE 2020 ANNUAL REPORT’.

1 June 2020

Vodafone Group Plc (“Vodafone” or the “Company”)

Publication of the 2020 Annual Report

Vodafone will today publish on the Company’s website its Annual Report for the year ended 31 March 2020 (the ‘2020 Annual Report’. The Annual Report is available at vodafone.com/ar2020.

In compliance with Listing Rule 9.6.1 of the UK Financial Conduct Authority (‘FCA’), the 2020 Annual Report will in due course be available for inspection at data.fca.org.uk.

In accordance with FCA’s Disclosure Guidance and Transparency Rule 6.3.5, the Appendix to this announcement contains a description of the principal risks and uncertainties affecting the Group, related party transactions and a responsibility statement.

A condensed set of Vodafone’s financial statements and information on important events that have occurred during the financial year ended 31 March 2020 and their impact on the financial statements were included in Vodafone’s final results announcement released on 12 May 2020. That information, together with the information set out below, which is extracted from the 2020 Annual Report, constitute the material required by Disclosure Guidance and Transparency Rule 6.3.5 which is required to be communicated to the media in full unedited text through a Regulatory Information Service. This announcement is not a substitute for reading the full 2020 Annual Report. Page and note references in the text below refer to page numbers in the 2020 Annual Report and notes to the financial statements.

APPENDIX

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

A description of the principal risks and uncertainties that the Company faces is extracted from pages 62 to 71 of the 2020 Annual Report.

Managing uncertainty in our business

Our risk management framework enables a consistent approach to the identification, management and oversight of risks. This consistency is valuable as it allows us to take a holistic approach to risk management and to make meaningful comparisons of the risks we face and how we manage them across our footprint, which is essential to achieve our strategic objectives.

Identifying our risks

Using our global risk management framework, all local markets and Group entities identify the risks that could affect their strategy and operations in order to implement risk mitigation plans. These risks are then consolidated into a Group-wide view and presented to a representative selection of our senior leaders and executives, who add their own input on strategic, functional and emerging risks. We then define which emerging risks warrant being added to our risk watchlist and monitored for their impact on the organisation.

Furthermore, we evaluate the completeness of our risk landscape by benchmarking against comparable companies in our peer group.

After final consolidation, the proposed principal risks and risk watchlist are reviewed and approved by our Executive Committee (‘ExCo’) before being submitted to the Audit and Risk Committee and the Board.

Managing our risks

Each principal risk is assigned an executive owner who is accountable for setting the target tolerance level. The executive owner is responsible for confirming adequate controls are in place and that the necessary action plans are implemented to bring the risk profile within an acceptable tolerance. To provide adequate oversight, we report throughout the year on principal and emerging risks, and hold in-depth reviews of all principal risks at different oversight committees. Figure 1 presents an overview of our process and governance structures, including the Audit and Risk Committee and Board.

We develop severe but plausible scenarios for all risks. These scenarios not only provide insights into possible threats and points of failure, allowing us to react and adjust our strategy accordingly, but are also used for the purpose of assessing our viability (page 71).

Strengthening our framework

Over the course of the year, we have:

•                  Further enhanced and driven adoption of our global risk tool, allowing us to have a single source of risk and assurance data;

•                  Continued to develop the link between risk and budgeting to inform the capital allocation reviews in a timely manner;

•                  Implemented a process for tracking action plans to manage our principal risks; and

•                  Continued with our engagement programme to develop our global risk community.

Key improvement projects underway consist of:

•                  Enhancing our approach to assessing the impact of emerging risks by evaluating long-term scenarios;

•                  Improving the way we collect and treat early signals in the internal and external environment by embedding the use of risk indicators;

•                  Continuing to align with TCFD by assessing the impact of the climate-related risks and opportunities to meet future requirements; and

•                  Further enhancing our risk processes reflecting lessons learned from the COVID-19 pandemic to be better prepared in the future.

Our principle risks

We categorised our risks into four different areas to provide the appropriate level of governance and oversight to effectively manage these risks.

Strategic - The influence of stakeholders and industry players on our business and our response to them:

A. Adverse political and regulatory measures - Political pressures and new regulatory measures impact our strategy or profitability

B. Geo-political risk in the supply chain - Global trade wars and security concerns impact our supply chain

C. Market disruption - New telecom operators entering the market/price wars reduce margins

D. Disintermediation - Loss of customer relevance to the big technology players through emerging technology

Financial - Our financial status, standing and continued growth:

E. Global economic disruption - Disruption caused by global external events, such as pandemics, that impacts our financial performance

Technological - The network and IT systems that support our business and the data they hold:

F. Cyber threat and information security - External or internal attack resulting in service unavailability or data breach

G. Technology failure -Failure of critical services and applications causing service disruption

Operational - The ability to achieve our optimal business model:

H. Digital transformation - Failure to deliver business and IT transformation targets in a timely and efficient manner

I. Strategic transformation - Failure to deliver expected business value from our existing portfolio, and new acquired assets, or joint ventures

J. Legal and regulatory compliance - Non-compliance with applicable laws and regulations

Our principal risks and interdependencies

We continue to consider risks both individually and collectively in order to fully understand our risk landscape. By analysing the correlation between risks, we can identify those that have the potential to cause, impact, or increase another risk and that these are weighted appropriately. This exercise informs our scenario analysis, particularly the combined scenario used in the Long-Term Viability Statement (page 71).

We have considered COVID-19 (a key element of risk E — global economic disruption) which could lead to a long-term global recession and other operating constraints that may have a knock-on effect on several of our principal risks.

Additionally, we added health pandemic to our watchlist risks, as we seek to learn from the current crisis so that we are better prepared in the future.

Global economic disruption

Risk owner: Margherita Della Valle

Year-on-year risk movement: Increased

Risk category: Financial

What is the risk:

Any major economic disruption could result in reduced demand for our services and lower spending power for our consumers, affecting our profitability and cash flow generation. Economic disruption can also impact financial markets, including currencies, interest rates, borrowing costs and the availability of debt financing.

How we manage it:

We have a long average life of debt which minimises re-financing requirements, and the vast majority of our interests costs are fixed. We maintain sufficient liquidity resources so that we can cope for a prolonged period of time without accessing the capital markets.

Our target tolerance:

We need to take a conservative approach to managing financial risks.

Scenario:

A severe contraction in economic activity leads to lower cash flow generation for the Group and disruption in global financial markets impacts our ability to refinance debt obligations as they fall due.

Emerging threats:

Because this is an externally driven risk, the threat environment is continually changing.

External factors such as the COVID-19 pandemic are currently creating a severe contraction in economic activity across all our markets. The financial markets are currently experiencing high levels of volatility and the availability and cost of financing may change significantly.

Cyber threat and information security

Risk owner: Johan Wibergh

Year-on-year risk movement: Stable

Risk category: Technological

What is the risk:

An external cyber-attack, insider threat or supplier breach could cause service interruption or the loss of confidential data. Cyber threats could lead to major customer, financial, reputational and regulatory impacts across all of our local markets.

How we manage it:

We protect Vodafone and our customers from cyber threats by continuing to strengthen global and local security controls.

Our target tolerance:

Our risk tolerance is to avoid a material cyber breach, loss of data or reputational impact. Security underpins our commitment to protecting our customers with reliable connections and keeping their data safe.

Scenario:

Scenarios could include attacks on individual markets, parts of our network or large-scale intrusions spanning multiple markets. Each year we model a different severe but plausible scenario.

Emerging threats:

Cyber risk is constantly evolving in line with technological advances and geo-political developments. We anticipate threats will continue from existing sources, but also evolve in areas such as IoT, supply chain, quantum computing and the use of AI and machine learning.

Geo-political risk in supply chain

Risk owner: Joakim Reiter

Year-on-year risk movement: Stable

Risk category: Strategic

What is the risk:

We operate and develop sophisticated infrastructure in the countries in which we are present. Our network and systems are dependent on a wide range of suppliers internationally. If there was a disruption to the supply chain, we might be unable to execute our plans and we, the industry, would face potential delays to network improvements and increased costs.

How we manage it:

We are closely monitoring the political situation around our key suppliers. We are also engaging with governments, experts and suppliers to remain fully informed so that we can respond accordingly and comply with the latest regulations, economic sanctions and trade rulings.

Our target tolerance:

We have a diverse range of supplier relationships and we manage these closely with our procurement specialists. We have a multi-vendor strategy in place across our markets to mitigate against supply chain disruption.

Scenario:

There is disruption to our supply chain due to unilateral decisions affecting vendor-choices or decisions that affect trade and supply chains.

Emerging threats:

We operate in a global environment where political landscape changes could have an effect on our operations.

Adverse political and regulatory measures

Risk owners: Joakim Reiter and Margherita Della Valle

Year-on-year risk movement: Stable

Risk category: Strategic

What is the risk:

Operating across many markets and jurisdictions means we deal with a variety of complex political and regulatory landscapes. In all of these environments, we can face changes in taxation, political intervention and potential competitive disadvantage. This also includes our participation in spectrum auctions.

How we manage it:

We address issues openly with policy makers and regulatory authorities to find mutually acceptable ways forward.

Our target tolerance:

We aim to have strategies that are based on common objectives with political, policy and regulatory stakeholders so as to reduce the risk that our business will be undermined by unpredictable and disproportionate political and regulatory environments and interventions.

Scenario:

Exposure to additional liabilities by regulatory authorities or if tax laws were to adversely change in the markets in which we operate.

Emerging threats:

There is a risk that regulation will become more diverse (and therefore more difficult to manage) as different countries, and a variety of regulators within countries, introduce new regulations for emerging technology such as AI, IoT and net neutrality.

Technology failure

Risk owner: Johan Wibergh

Year-on-year risk movement: Stable

Risk category: Technological

What is the risk:

Major incidents caused by natural disasters, deliberate attacks or an extreme technology failure, although rare, could result in the complete loss of key sites in either our data centres or our mobile/fixed networks causing a major disruption to our service.

How we manage it:

Unique recovery targets are set for essential assets to limit the impact of service outages. A global policy supports these targets with requisite controls to provide effective resilience.

Our target tolerance:

Our customer promise is based on reliable availability of our network, therefore the recovery of key mobile, fixed and IT services must be fast and robust.

Scenario:

The loss of critical assets in our networks or IT infrastructure causing a service disruptions impacting our ability to provide service to our customers.

Emerging threats:

We could be impacted by an increase in extreme weather events caused by climate change which may increase the likelihood of a technology failure.

New assets inherited from acquired businesses may not be aligned to our target resilience level which may increase the likelihood of a technology failure.

Strategic transformation

Risk owners: Dr Hannes Ametsreiter and Vivek Badrinath

Year-on-year risk movement: Increase

Risk category: Operational

What is the risk:

We are undertaking a large-scale integration of new assets across multiple markets. If we do not complete this in a timely and efficient manner, we would not see the full benefit of planned synergies and could face additional costs or delays to completion. The successful integration also requires that an important number of technology platforms/services are migrated on time before the termination of the transitional services agreements.

We also have a number of joint ventures in operation and must ensure that these operate effectively.

How we manage it:

Integration specialists and local teams are implementing the many projects and activities that constitute the integration plan.

We have robust governance in place to manage our joint ventures effectively.

Our target tolerance:

Since strategic transformation is critical to our future, our tolerance for this risk is low.

Scenario:

Delay in the integration of a major acquisition means we cannot realise the benefits as quickly as planned.

Emerging threats:

As we increase the pace at which we transform our business there is an emerging risk that unless managed carefully different transformation initiatives could negatively impact each other.

Market disruption

Risk owner: Ahmed Essam

Year-on-year risk movement: Decreased

Risk category: Strategic

What is the risk:

New entrants with lean models could create pricing pressure. As more competitors launch unlimited bundles there could be price erosion. Our market position and revenues could be damaged by failing to provide the services that our customers want.

How we manage it:

We closely monitor the competitive environment in all markets, and react appropriately.

Our target tolerance:

We aim to continue to be competitive in our markets. We are evolving our offers and adopting agile commercial models to mitigate competitive risks using simple, targeted offers, smart pricing models and differentiated customer experience.

Scenario:

Aggressive pricing, accelerated MVNO losses and disruptive new market entrants in key European markets result in greater customer churn and pricing pressures impacting our financial position.

Emerging threats:

Because this is an externally driven risk, the threat environment is continually changing.

Digital transformation

Risk owners: Ahmed Essam and Johan Wibergh

Year-on-year risk movement: Decrease

Risk category: Operational

What is the risk:

Failure in digital or IT transformation projects could result in loss business, a poorer customer experience and reputational damage.

How we manage it:

We track individual programmes against our clearly defined objectives and target KPIs throughout the lifecycle of our projects. The aim is to identify new threats then manage and mitigate them.

Our target tolerance:

We need to deliver these transformations programmes with the correct mix of efficient systems, relevant skills and digital expertise in alignment with the original planned spend and business benefits.

Scenario:

Failure to deliver business benefits causes cost escalation, budget overruns and increased customer churn which could negatively impact our financial performance.

Emerging threats:

The digital transformation strategy considers emerging threats and factors.

Disintermediation

Risk owner: Ahmed Essam

Year-on-year risk movement: Stable

Risk category: Strategic

What is the risk:

We face increased competition from a variety of new technology platforms which aim to build alternative communication services or different touch points, which could potentially affect our customer relationships. We must be able to keep pace with these new developments and competitors while maintaining high levels of customer engagement and an excellent customer experience.

How we manage it:

We continually strive to introduce innovative propositions and services while evolving our customer experience to deepen the relationship with our customers. Our strategy focuses on simplifying our offer portfolios and accelerating our digital transformation, for a better customer experience.

Our target tolerance:

We offer a superior customer experience and continually improve our offering through a wide set of innovative products and services. We also develop innovative new products and explore new growth areas such as 5G, IoT, convergence, digital services and security so that we continue to meet our customers’ needs.

Scenario:

Emerging technology impacts our market share.

Emerging threats:

Emerging risks include the development of new connectivity systems that compete with our networks.

Legal and regulatory compliance

Risk owner: Rosemary Martin

Risk movement: Stable

Risk category: Operational

What is the risk:

Vodafone must comply with a multitude of local and international laws and applicable industry regulations. These include privacy, anti-money laundering, competition, anti-bribery and economic sanctions. Failure to comply with these laws and regulations could lead to reputational damage, financial penalties and/or suspension of our licence to operate.

How we manage it:

We have subject matter experts in legal teams and a robust policy compliance framework. We train our employees in “Doing what’s right”. These training and awareness programmes set out our ethical culture across the organisation and assist employees to understand their role in ensuring compliance.

Our target tolerance:

We seek to comply with all applicable laws and regulations in all of our markets.

Scenario:

Breaches of legal compliance could lead to reputational damage, investigation costs and fines.

Emerging threats:

Changing workplace dynamics, digital transformation, asset integrations and a change in our employee demographics might degrade our control environment so we are updating our Code of Conduct and various policies to mitigate this.

Key changes to our principal risks

The global economic disruption risk increased as a result of the COVID-19 outbreak.

We have renamed the successful integration of new assets and management of joint ventures risk to strategic transformation, which now addresses not only the integration of acquisitions but also changes occurring from the separation of our tower portfolio and other types of strategic transformation initiatives.

Market disruption risk has decreased when compared to our other principal risks as some of our key markets have adapted and responded positively to competitor activities.

The digital transformation risk has decreased as a result of the progress we made on our digital journey and the IT transformation programme.

Risk watchlist

We face a number of uncertainties where an emerging risk may potentially impact us in the longer term. In some cases, there may be insufficient information to understand the likely scale, impact or velocity of the risk. We also might not be able to fully define a mitigation plan until we have a better understanding of the threat. We have created a watchlist of these emerging risks which we review on a regular basis.

We regularly provide our Audit and Risk Committee with a list of risks on our watchlist such that future strategies take into account future technological, environmental, regulatory or political changes.

Some examples of these risks are:

EMF
The risk can be broken down into three areas:

•                  failure to comply with national legislation or international guidelines (set by the International Commission on Non-Ionizing Radiation Protection (‘ICNIRP’)) as it applies to EMF, or failure to meet policy requirements;

•                  the risk arising from concerted campaigns or negative community sentiment towards location or installation of radio base stations, resulting in planning delays; and

•                  changes in the radio technology we use or the body of credible scientific evidence which may impact either of the two risks above.

We have an established governance for EMF risk management (a Group leadership team that reports to the Board, and a network of EMF leaders across all markets), as well as an EMF taskgroup which was set up in FY20, that focus on assessing and reporting on the impact of 5G on EMF. The taskgroup scope included quantifying the impact of EMF restrictions in those markets with limits that do not align with international, science-based guidelines; coordinate engagement with policy makers relating to 5G and EMF; and assess the impact of social media campaigns on public concern.

Vodafone continues to advocate for national EMF regulations to be harmonised with international guidelines. In March 2020, the ICNIRP updated their guidelines (first published 1998) following a review of published science. ICNIRP confirmed that there are no adverse effects on human health from 5G frequencies if exposure is within their guidelines. We have worked in partnership with the GSMA and national trade associations to provide information on these new guidelines to regulators, health agencies and Government ministries. Additionally, we have updated national regulators about how our advanced technologies for 5G services are compliant with regulations. Vodafone always operates its mobile networks strictly within national regulations, which are typically based on, or go beyond, ICNIRP’s guidelines, and we regularly monitor our operations in each country to ensure we meet those regulations.

We have established a European tower company that is required to comply with the Group’s Radio Frequency Safety Policy (which meet international standards) and local regulations.

Brexit
The Board continues to monitor the implications for Vodafone’s operations in light of the new trading relationship between the UK and the EU, which has yet to be negotiated.

A cross-functional steering committee has identified the impact of the UK and EU failing to reach a free trade agreement on the Group’s operations and has produced a comprehensive mitigation plan.

Although our headquarters are in the UK, a large majority of our customers are in other countries, accounting for most of our revenue and cash flow. Each of our operating companies operates as a standalone business, incorporated and licensed in the jurisdiction in which it operates, and able to adapt to a wide range of local developments. As such, our ability to provide services to our customers in the countries in which we operate, inside or outside the EU, is unlikely to be affected by the lack of a free trade deal. We are not a major international trading company, and do not use passporting for any of our major services or processes.

The lack of an agreed free trade deal between the UK and EU could lead to a fall in consumer and business confidence. Such a fall in confidence could, in turn, reduce consumer and business spend on our products and services.

Climate-related disclosures
We recognise that climate change poses a number of physical risks (i.e. caused by the increased frequency and severity of extreme weather events) and transition-related risks (i.e. economic, technology or regulatory challenges related to moving to a greener economy) for our business. We are currently aligning internal processes with the recommendations of the Taskforce on Climate-related Financial Disclosures (‘TCFD’) after the initial independent gap analysis we reported in 2019. We have summarised our progress to date in this section and aim to be fully aligned by 2022.

Managing climate risk
As a result of the growing understanding of the impacts of climate change on our business, this was added as a risk to our watchlist in 2019, recognising its evolving nature. The Group External Affairs Director, a member of the Group Executive Committee, heads the Planet agenda as part of our purpose-led strategy (pages 16 to 19) and has overall accountability for climate change, which includes providing updates to the Board on our progress towards our climate-related goals. Furthermore, as part of our sustainable business strategy (page 40), we monitor climate-related metrics and develop plans to address specific risks and opportunities. An example of this is our ambition to halve our environmental impact by 2025 which includes a commitment to set science-based carbon targets aligned to the most ambitious goal of the Paris Agreement, to keep global temperature increase to 1.5 degrees (page 46).

Subject to shareholder approval of our Remuneration Policy at the 2020 AGM, our ESG priorities will be embedded in our executive remuneration arrangements via a specific measure under our long-term incentive plan. For the 2021 financial year’s award, this measure will include a specific GHG reduction ambition – more details of which can be found in our Directors’ Remuneration Report on pages 96 to 120.

Material risks and opportunities
The process to assess the materiality of climate-related risks and opportunities follows industry and sectoral relevant benchmark data and takes into consideration our principal risks (page 63). Based on our initial assessment, the principal risks most influenced by climate change are “adverse political and regulatory measures” and “technology failures”.

Key risk and opportunity areas arising from the assessment are:

•    Growing external pressures and demands for action negatively impact revenues from those companies late to react and trigger an increase in taxation and energy prices.

•    Global focus on energy efficiency increases the likelihood of new regulation impacting energy intensive assets, however it carries an opportunity with the application of new technologies.

•    Increase in temperature and frequency of extreme weather events (e.g. heat waves, storms) leads to higher energy consumption for cooling and affects the quality of radio frequency and wireless transmission, in addition to damaging equipment and harming people’s wellbeing.

At Vodafone, we believe our approach to business resilience will mitigate the short to medium-term physical impacts of climate change, and we will continue to monitor longer-term trends. Our priority, however, is to prepare ourselves to face the challenges and seize the opportunities posed by the move to a lower carbon economy and the policy changes required to achieve it, for instance, by growing our IoT connectivity platform and products to enable our customers to reduce their carbon footprint.

Climate scenario analysis
We adopted three scenarios in line with the Bank of England’s reference climate scenarios – see figure below – as outlined in their consultation document released in December 2019. We will conduct the required assessments to quantify the business impacts of all material climate related risks under each scenario and over different time horizons to better understand the financial value at risk.

The outputs of the scenario analysis will assist us in either adjusting existing policies or developing new ones, especially looking at opportunities to improve our business resilience and continuity. It will also inform the assessment of our long-term viability and allow us to validate the priority areas of focus set in our Planet pillar. The overall aim is to provide the Board with reasonable assurance of the sustainability of our business in meeting the challenges of an ever-changing global economy.

Metrics and targets
We have been measuring and reporting on energy and carbon emissions since 2001. Our latest emissions footprint can be found on page 2. In addition, we have set a number of 2025 targets to manage climate-related risks and reduce our impact on the environment, such as to reduce our greenhouse gas emissions by 50% and to purchase 100% renewable electricity. Related data can be found in the sustainable business section pages 40 to 51.

COVID-19
Since January 2020, the COVID-19 pandemic has brought significant disruption to our staff, suppliers and customers. It is likely to change the global economic, social, political and business landscape for the foreseeable future.

In order to adapt to a new external context, we undertook a review of the impacts of the pandemic on our principal risks to identify new opportunities that may arise or risks which may change materially.

We are taking a three phase approach to help us to adapt to the changing environment. We have a good foundation with our five-point plan (see pages 54 and 55) and strong delivery against this across our markets.

Phase 1: Immediate crisis management
We initiated our response to this crisis drawing on existing pandemic response plans. The objective at this stage was to prioritise the health, safety and wellbeing our workforce and the immediate needs of our customers and governments.

During the early stages of the crisis we ensured our critical infrastructure, resources and activities were organised so as to provide continuity of our operations and to enable us to implement our five-point plan.

Phase 2: Recovery
We expected to play an instrumental role in the speed of recovery.

Our focus will be on the acceleration of digitisation that we have already seen in the first phase, to help all businesses, but especially SMEs, recover quickly and to enable government sectors to become more resilient. Investment in 5G and continued improvement of networks will create jobs and provide a launchpad for other sectors to recover more quickly during the economic crisis. We will also continue to protect the vulnerable through measures to improve digital skills and drive digital inclusion.

Phase 3: The new normal
Our hope is that phase two supports a more positive trajectory for the industry as a whole as we transition towards a “new normal”. In this phase, if the first two phases are successful and subject to the unknown changes that COVID-19 may have brought to societies more generally, we will aim to emerge as trusted partners of our customers and governments. Strong and resilient communications infrastructure is clearly essential for a resilient society. This is dependent on a sustainable market structure and fair regulatory framework.

Scenario analysis and impact assessment
We evaluated the impact of the COVID-19 pandemic across all our principal risks to support sustainability of our operations. Information was collected through interviews with risk owners and champions and subject matter experts and input from our local market colleagues.

We adopted two scenarios for our assessment: a short to medium-term impact leading to an economic slowdown and, a longer-term global recession with impacts likely beyond 2020. We focused on the latter, more extreme case, as the basis for our stress testing.

The review concluded that a significant number of our principal risks would be adversely affected if this pandemic was reoccurring and resulted in continued lockdown measures with a subsequent deep global recession. For these affected risks we have developed short-term responses and long-term strategic actions to minimise the impact on our business.

We identified the following areas as the ones with the most impact on our principal risks:

•    The health, safety and wellbeing of our employees is vital for us, therefore we reacted quickly to take relevant actions such as implementing a global restriction for travel, restricting attendance/organisation of large events, and increasing smart-working at scale. To support our employees better in these unprecedented times and to enable remote working, we also introduced various digital content and online learning materials to support our line managers and employees, initiated a pulse survey to monitor closely employee wellbeing and engagement, and virtualised most of our recruitment and onboarding processes (see page 58).

•    Delays across the supply chain are caused by the disruptions in availability of people, goods, services and equipment. This is expected to persist and be further compounded by the global economic disruption which may negatively affect the financial stability of critical suppliers. We reviewed the risks associated with our critical suppliers and service providers and identified if we have sufficient stock levels in our warehouses to address scheduled replacement and maintenance of our equipment.

•    We anticipate a continued increase in volume and scale of financially motivated cyber attacks using phishing, malware and denial of service. Criminals and other sophisticated threat actors are using the crisis as cover to expand or continue their actions against all sectors, include Vodafone and our customers. We have heightened our security monitoring and response. We track external threats working with governments, law enforcement and industry specialists.

Finally, we have performed additional financial stress testing and liquidity impact analysis in order to reflect the impacts from the COVID-19 pandemic in the assessment of the Group’s long-term viability, as set out on page 71.

Next steps
With the COVID-19 crisis consistently evolving, we remain in close contact with our local health authorities, governmental agencies and other key stakeholders in all our geographies, so that we can react and adapt to any changes in circumstances and minimise the risk to Vodafone and our customers, employees and other stakeholders.

There are a number of ongoing business reviews at both Group and local market level to evaluate different courses of action in response to the crisis.

Looking ahead, we will review the lessons learned during this crisis as part of future updates to our risk management framework, specifically when it comes to our approach to prepare for similar type of events.

Long-Term Viability Statement (‘LTVS’)

The preparation of the LTVS includes an assessment of the Group’s long-term prospects in addition to an assessment of the ability to meet future commitments and liabilities as they fall due over the three year review period.

Assessment of viability
Vodafone continues to adopt a three year period to assess the Group’s viability, a period in which we believe our principal risks tend to develop, in what is a dynamic industry sector. This time horizon is also in line with the structure of long-term management incentives and the outputs from the long range business planning cycle.

For 2020, as a result of the increased pressures on the global financial markets as a result of the COVID-19 pandemic, we conducted additional financial stress testing and sensitivity analysis, considering revenues at risk as well as the impact of our response plan to the crisis.

The assessment of viability started with the available headroom as of 31 March 2020 and considered the plans and projections prepared as part of the forecasting cycle, which include the Group’s cash flows, planned commitments, required funding and other key financial ratios. We also assumed that debt refinance will remain available in all plausible market conditions.

Finally, we estimated the impact of severe but plausible scenarios for all our principal risks on the three year plan and, in addition, stress tested a combined scenario taking into account the risk interdependencies as defined on the diagram on page 63, where the following risks were modelled as materialising in parallel over the three year period:

•     Global economic disruption: Global events, such as the COVID-19 pandemic, put pressure on our financial performance and liquidity.

•     Cyber threat and information security: An external cyber-attack exploits vulnerabilities and leads to a GDPR fine.

•     Geo-political risk in supply chain: Increase in trade wars leads to decisions that may affect our supply chain and restricts our ability to use critical suppliers.

•     Adverse political and regulatory measures: Governments in financial struggle look to other sources to raise revenues, such as spectrum auctions.

Assessment of long-term prospects
Each year the Board conducts a strategy session, reviewing the internal and external environment as well as significant threats and opportunities to the sustainable creation of long-term shareholder value (note that known emerging threats related to each principal risk are described in pages 8 and 9).

As an input to the strategy discussion, the Board considers the principal risks that are longer term in nature (including adverse political and regulatory measures, market disruption and disintermediation), with the focus on identifying underlying opportunities and setting the Group’s future strategy. The output from this session is reflected in the strategic section of the Annual Report (pages 20 to 25), which provides a view of the Group’s long-term prospects.

Conclusions
The Board assessed the prospects and viability of the Group in accordance with provision 31 of the UK Corporate Governance Code, considering the Group’s strategy and business model, and the principal risks to the Group’s future performance, solvency, liquidity and reputation. The assessment takes into account possible mitigating actions available to management where any risk or combination of risks materialise.

Total cash and cash equivalents available of €13.3 billion (page 188) as of 31 March 2020, along with options available to reduce cash outgoings over the period considered, provide the Group with sufficient positive headroom in all scenarios tested. Reverse stress testing on revenue and EBITDA over the review period confirmed that the Group has sufficient headroom available to face uncertainty. The Board deemed the stress test conducted to be adequate and therefore confirm that they have a reasonable expectation that the Group will remain in operation and be able to meet its liabilities as they fall due up to 31 March 2023.

RELATED PARTY TRANSACTIONS

The Group has a number of related parties including joint arrangements and associates, pension schemes and Directors and Executive Committee members (see note 12 “Investments in associates and joint arrangements”, note 25 “Post employment benefits” and note 23 “Directors and key management compensation”).

Transactions with joint arrangements and associates

Related party transactions with the Group’s joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements. No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below.

	2020	2019	2018
	€m	€m	€m
Sales of goods and services to associates	32	27	19
Purchase of goods and services from associates	4	3	1
Sales of goods and services to joint arrangements	305	242	194
Purchase of goods and services from joint arrangements	97	192	199
Net interest income receivable from joint arrangements [1]	71	196	120

Trade balances owed:
by associates	4	1	4
to associates	4	3	2
by joint arrangements	157	193	107
to joint arrangements	37	25	28
Other balances owed by joint arrangements[1]	1,083	997	1,328
Other balances owed to joint arrangements [2]	2,017	169	150

Notes:

1 Amounts arise primarily through VodafoneZiggo, Vodafone Hutchison Australia and Inwit S.p.A.. Interest is paid in line with market rates.
2 Amounts for the year ended 31 March 2020 are primarily in relation to leases of tower space from INWIT S.p.A (see note 20).

Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows.

Transactions with Directors other than compensation

During the three years ended 31 March 2020, and as of 28 May 2020, no Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Company. During the three years ended 31 March 2020 and as of 28 May 2020, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

DIRECTORS’ RESPONSIBILITY STATEMENT

As set out above, this statement is repeated here solely for the purposes of complying with Disclosure Guidance and Transparency Rule 6.3.5. This statement relates to and is extracted from the 2020 Annual Report.

Responsibility is for the full 2020 Annual Report not the extracted information presented in this announcement and the final results announcement.

Each of the Directors, whose names and functions are listed on pages 76 and 77 confirms that, to the best of his or her knowledge:

•    the consolidated financial statements, prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit of the Group;

•    the parent company financial statements, prepared in accordance with United Kingdom generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and

•    the Strategic Report includes a fair review of the development and performance of the business and the position of the Group, together with a description and robust assessment of the principal risks and uncertainties that it faces.

The Directors are also responsible under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members as a whole and in doing so have regard for the needs of wider society and stakeholders, including customers, consistent with the Group’s core and sustainable business objectives.

Having taken advice from the Audit and Risk Committee, the Board considers the report and accounts, taken as a whole, is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy.

Neither the Company nor the Directors accept any liability to any person in relation to the Annual Report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000.

By Order of the Board

Rosemary Martin

Group General Counsel and Company Secretary

28 May 2020

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans”, “prepares” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Risk management” in the Group’s annual report for the financial year ended 31 March 2020. The annual report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this presentation. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 1, 2020	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary